UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*


                    FIRST KEYSTONE CORPORATION
                    __________________________
                         (Name of Issuer)


             COMMON STOCK, PAR VALUE $2.00 PER SHARE
              ______________________________________
                  (Title of Class of Securities)


                            320654205
                            _________
                          (CUSIP Number)


              Robert J. Wise, 115 West Third Street,
                Berwick, PA 18603, (570) 759-0674
              ______________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         December 2, 2005
                         ________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        Page 1 of 8 Pages

CUSIP NO. 320654205            13D


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert J. Wise
     ###-##-####


2.   CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP
     (a)
     (b)


3.   SEC USE ONLY


4.   SOURCE OF FUNDS:   PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of
     America


7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE VOTING POWER:   75,000


8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER:   133,191


9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER:   75,000


10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER:   133,191



                        Page 2 of 8 Pages

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 208,191


12.  CHECK IF THE AGGREGATE AMOUNT IN NUMBER 11 EXCLUDES CERTAIN
     SHARES:

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 11:
     4.74%*


14.  TYPE OF REPORTING PERSON:   IN


*As of December 2, 2005, Mr. Wise ceased to be a 5% beneficial owner of First Keystone Corporation Common Stock.



                        Page 3 of 8 Pages

                  Schedule 13D - Amendment No. 3
                          Robert J. Wise

     This Amendment No. 3 is filed on behalf of Robert J. Wise to amend the Schedule 13D, filed with the Commission and dated August 27, 1998, with respect to the Common Stock, $2.00 par value per share of First Keystone Corporation, a Pennsylvania business corporation (the "Issuer"), held by Mr. Wise.


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $2.00 per share (the "Common Stock"), of First Keystone Corporation, a Pennsylvania corporation ( the "Issuer"), which has its principal executive offices at 111 West Front Street, Berwick, Pennsylvania 18603; telephone number 570-752-3671.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This statement on Schedule 13D is being filed on behalf of Robert J. Wise.

     (b)  Mr. Wise's residence address is 115 West Third Street,
Berwick, Pennsylvania 18603.

     (c)  Mr. Wise is a retired investor.

     (d) During the past five years, Mr. Wise has not been convicted in any criminal proceedings.

     (e) During the past five years, Mr. Wise has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state laws or finding any violations with respect to such laws.

     (f) Mr. Wise is a citizen of the United States of America and a resident of Pennsylvania.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All funds to purchase the shares held by Robert J. Wise were from personal funds.



                        Page 4 of 8 Pages

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisitions by the Reporting Person is for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The purpose of this Amendment No. 3 is to report the gift distribution of First Keystone Corporation Common Stock. In addition, this Amendment No. 3 reflects the declaration of one 5% stock dividend and one 3 for 2 stock split issued in the form of a 50% stock dividend by the Issuer. These events occurred as follows:



                        Page 5 of 8 Pages

     (1) On December 21, 1999, a gift distribution of the Common
Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 7,300 shares to Reporting Person, whose percent of class was decreased to 5.90%.

     (2) On December 19, 2000, a gift distribution of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 7,500 shares to Reporting
Person, whose percent of class was decreased to 5.63%.

     (3) On August 6, 2002, the Issuer declared a 5% stock dividend which resulted in the increase at no cost to the Reporting Person of 7,979 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class was unchanged at 5.63%

     (4) On December 17, 2002, a gift distribution of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 4,500 shares to Reporting
Person, whose percent of class was decreased to 5.52%.

     (5) On December 19, 2003, a gift distribution of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 7,200 shares to Reporting
Person, whose percent of class was decreased to 5.33%.

     (6) On May 11, 2004, the Issuer declared a 3 for 2 stock split issued in the form of a 50% stock dividend which resulted in the increase at no cost to the Reporting Person of 77,930 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class was unchanged at 5.33%

     (7) On December 20, 2004, a gift distribution of the Common Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 11,400 shares to Reporting
Person, whose percent of class was decreased to 5.06%.

     (8)  On December 2, 2005, a gift distribution of the Common
Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 14,200 shares to Reporting Person, whose percent of class was decreased to 4.74%.


ITEM 5(a)

Amount Beneficially Owned - 208,191 shares of the Issuer's Common
Stock

Percent of Class - The shares of Common Stock held by Mr. Wise represents approximately 4.74% of Common Stock outstanding as of the date hereof.



                        Page 6 of 8 Pages

ITEM 5(b)

Number of Shares as to Which Reporting Person Has:

Sole power to vote or to direct the vote: 75,000 shares
Shared power to vote or to direct the vote: 133,191 shares


ITEM 5(c)

N/A


ITEM 5(d)

N/A


ITEM 5(e)

As of December 2, 2005, Mr. Wise ceased to be a 5% beneficial owner of First Keystone Corporation Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

N/A


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

N/A



                        Page 7 of 8 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 27, 2005             /s/ Robert J. Wise



                        Page 8 of 8 Pages